SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Names of the candidates appointed by the controlling shareholder to the Board of Directors and Fiscal Council

Rio de Janeiro, March 27, 2015 - Petróleo Brasileiro S.A. - Petrobras releases the names of the candidates appointed by the controlling shareholder, represented by the Federal Government of Brazil, to the Board of Directors and Fiscal Council. Elections will take place at the upcoming Annual Shareholders Meeting to be held on April 29, 2015.

The following candidates have been appointed for the referred to vacancies:

Candidate	Position
Murilo Pinto de Oliveira Ferreira	Chairman of the Board of Directors
Aldemir Bendine	Member of the Board of Directors
Francisco Roberto de Albuquerque	Member of the Board of Directors
Ivan de Souza Monteiro	Member of the Board of Directors
Luciano Galvão Coutinho	Member of the Board of Directors
Luiz Navarro	Member of the Board of Directors
Sergio Franklin Quintella	Member of the Board of Directors
Paulo José dos Reis Souza	Member of the Fiscal Council (oficial)
Marcus Pereira Aucélio	Member of the Fiscal Council (substitute)
Marisete Fátima Dadald Pereira	Member of the Fiscal Council (oficial)
Agnes Maria de Aragão da Costa	Member of the Fiscal Council (substitute)
Cesar Acosta Rech	Member of the Fiscal Council (oficial)
Symone Christine de Santana Araújo	Member of the Fiscal Council (substitute)

Furthermore, due to the provision set forth in CVM Instruction No. 481/09, we inform that the above candidates:

•                              Have not been subject, for the last 5 years, to criminal conviction, conviction in a CVM administrative procedure and unappeallable conviction, within the judicial or administrative scope, which has suspended or disqualified them to perform any professional or commercial activity.

•                              Do not have any marital relation, stable relation or relatives liable to information as provided for in item 12.9 in the Reference Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.